

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2020

William Ackman
Chief Executive Office
Pershing Square Tontine Holdings, Ltd.
787 Eleventh Avenue, 9th Floor
New York, NY 10019

>   **Re: Pershing Square Tontine Holdings, Ltd.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted on May 20, 2020**
>   **CIK 0001811882**

Dear Mr. Ackman:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted on May 20, 2020

General

1.   It appears that investors in your offering will receive a contingent right attached to each share of common stock that gives each investor an interest in a pool of distributable tontine redeemable warrants. Please revise your registration statement to include the registration of the contingent rights or provide an analysis as to why including the contingent rights is not required. In this regard, please revise your description of securities disclosure to include a description of the contingent rights.

Warrants, page 140

2.   Please clarify, if true, that the cashless exercise procedure you describe in the second paragraph on page 144 applies only in connection with redemptions when the market value of your common stock is at least $36 per share, as described on page 141, rather than the second redemption feature, as described on page 142. We understand that the number of shares to be issued upon the exercise of warrants in connection with the second redemption feature is determined with reference to the table on pages 142 and 143, rather than the formula described on page 144. In this regard, we also note the statement that if you redeem the warrants when the shares of Class A common stock are trading below the exercise price, warrant holders could receive fewer shares than they would have received "if they had chosen to wait to exercise their warrants. . ." Please explain what rights warrant holders have to "wait to exercise" their warrants once you have elected to redeem them.

Exclusive Forum Provisions, page 150

3.   We note that your exclusive forum provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including "derivative actions." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

   You may contact Babette Cooper at 202-551-3396 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Pamela Long at 202-551-3765 with any other questions.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction